SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              GEORGIA POWER COMPANY
                        241 Ralph McGill Boulevard, N.E.
                             Atlanta, Georgia 30308

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Janice G. Wolfe
                               Corporate Secretary
                              Georgia Power Company
                         241 Ralph McGill Boulevard, N.E
                             Atlanta, Georgia 30308

                   (Names and addresses of agents for service)


          The Commission is requested to mail signed copies of all orders, notices and communications to:


        Gale E. Klappa                                 John D. McLanahan, Esq.
Executive Vice President, Chief                         Troutman Sanders LLP
Financial Officer and Treasurer                      600 Peachtree Street, N.E.
     The Southern Company                                    Suite 5200
   270 Peachtree Street, NW                         Atlanta, Georgia  30308-2216
    Atlanta, Georgia 30303

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

         Georgia Power Company ("Georgia") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Georgia proposes to organize one or more subsidiaries for the purpose of effecting various financing transactions from time to time through June 30, 2006 involving the issuance and sale of up to an aggregate of $650,000,000 of Preferred Securities (as hereinafter defined), as described herein.

         In connection with the issuance of Preferred Securities, Georgia proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Georgia or of the State of Delaware or other jurisdiction considered advantageous by Georgia, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Georgia or of the State of Delaware or other jurisdiction considered advantageous by Georgia, (c) a business trust under the laws of the State of Georgia or of the State of Delaware or other jurisdiction considered advantageous by Georgia or (d) any other entity or structure, foreign or domestic, that is considered advantageous by Georgia. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, Georgia may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Georgia or the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special

Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, Georgia also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

         The respective Special Purpose Subsidiaries then will issue and sell at any time or from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation amount or preference per security.

         Georgia and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by Georgia and/or an Investment Sub being herein referred to as the "Equity Contribution"). Georgia may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, Georgia may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to Georgia (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such

Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and Georgia will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

         Georgia also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. Georgia's credit would support any such Guaranty.

         Each Note will have a term of up to 50 years. Prior to maturity, Georgia will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, Georgia may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each

Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by Georgia with respect thereto.

         The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of Georgia and may have no cross-default provisions with respect to other indebtedness of Georgia - i.e., a default under any other outstanding indebtedness of Georgia would not result in a default under any Note or Guaranty. However, Georgia may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

         It is expected that Georgia's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Georgia (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of Georgia) at a price equal to their par or stated value or liquidation amount or preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that
(x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by Georgia on the related Notes are not deductible for income tax purposes, or (z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. Georgia also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

         In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, Georgia's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, Georgia may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation amount or preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

         The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to Georgia or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.

         Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Georgia and/or its Investment Sub (or permitted successor), and that Georgia (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

         The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Georgia will use the proceeds from the sale of the securities described herein in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.



ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $2,425,000. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.



ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Georgia considers that Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45 and 54 thereunder are applicable to the proposed transactions.

         The issuance of the Notes and Guarantees to Special Purpose Subsidiary will be exempt from Sections 6(a) and 7 of the Act by virtue of Rule 45(b)(1) thereunder.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At March 31, 2002, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $109.9 million, or 2.44% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of March 31, 2002 ($4.503 billion).1

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs,

____________________


1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $388 million as of March 31, 2002.

and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.



ITEM 4.  REGULATORY APPROVAL

         The issuance of the Notes by Georgia has been or will have been authorized by the Georgia Public Service Commission.

         No other state commission (except as aforesaid) has jurisdiction with respect to the proposed transactions and no federal commission (other than the Securities and Exchange Commission) has jurisdiction with respect thereto. Georgia considers that the Special Purpose Subsidiaries will be exempt from regulation under the Investment Company Act of 1940, as amended, pursuant to the "finance company" exemption afforded by Rule 3a-5 under such Act.



ITEM 5.  PROCEDURE

         Georgia hereby requests that the Commission's order be issued as soon as the rules allow. Georgia hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits

                  A-1    - Form of Trust Agreement.

                  A-2    - Form of Amended and Restated Trust Agreement.

                  B-1    - Subordinated Note Indenture between Georgia Power
                           Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank). (Designated in Certificate of Notification, File No. 70-8461, as Exhibit D.).

                  B-2    - Form of Supplemental Indenture to Subordinated Note
                           Indenture between Georgia Power Company and JPMorgan Chase Bank.

                  B-3    - Form of Guarantee with respect to Preferred
                           Securities.

                  C      - Registration Statement pursuant to the Securities
                           Act of 1933, as amended. (Filed Electronically March 29, 2001 File No. 333-57884.)

                  F      - Opinion of Troutman Sanders LLP.

                  G      - Form of Notice.

         Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.

                  Balance Sheet of Georgia at March 31, 2002. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 2002, File No. 1-6468.)

                  Statements of income of Georgia for the period ended March 31, 2002. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 2002, File No. 1-6468.)

         Since March 31, 2002, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Georgia from that set forth in or contemplated by the foregoing financial statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Georgia's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 11, 2002                                  GEORGIA POWER COMPANY



                                                      By:  /s/Wayne Boston
                                                             Wayne Boston
                                                             Assistant Secretary